STERLING EXPLORATION INC.
388 Drake Street, Suite 2703
Vancouver BC, Canada V6B 6A8
(604) 253-6695
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                                                                 October 1, 2007

Garrett Johnston
United States Securities and Exchange Commission
Mail Stop 7010
100 F St. N.E.
Washington, DC 20549

Re: Sterling Exploration Inc.
    Amendment No. 1 to Registration Statement on Form SB-2
    Filed August 3, 2007
    File No. 333-144493

Dear Mr. Johnston,

Thank you for your assistance in the review of our filing. In response to your verbal comments to our attorney we have amended our Registration Statement as follows:

Summary and Risk Factors, pages 3-4

     1. We have updated our disclosure to include that our director has loaned us funds ($5,000 in June and $5,000 in July) for operating expenses. We have disclosed that we believe these funds will allow us to operate through December 2007.

     2. We have updated the financial statements through June 30, 2007 and updated the document to reflect the new financial statements throughout.

Sincerely,


/s/ Lynn Wigen
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Lynn Wigen
President & Director